U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              24 Hour Auction, Inc.
                 (Name of Small Business Issuer in its charter)



            Delaware                                    91-1980705
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


2009 Iron Street
Bellingham, Washington                                             98225
(Address of principal executive office)                            (Zip Code)

Issuer's telephone number (360) 647-3170


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1. DESCRIPTION OF BUSINESS

         24 Hour Auction, Inc. was incorporated in the State of Delaware on September 21, 1999.

         The Company operates under the name "Bidmonkey.com." The Company has reserved the name and is in the process of building the web site of bidmonkey.com.

         The web site is to provide an auction site for both business to business auctions and business to consumers as a means for businesses to dispose of goods that it wants to sell to the general public in an auction setting.

         Bidmonkey.com also intends to be local in its auctions through the franchising of local web sites, beginning in North America, and then selling them throughout the rest of the world.

         The reason for the local franchise web sites is to provide a market for products that typically are sold close to home, such as a car or a motor home, and will enable the buyer to personally look at the item before a purchase. The affiliated network of auction web sites allows for branding to attract business to the web site, while at the same time being a local destination for the person seeking discounted goods available at auction.

         A seller of merchandise will list the merchandise with Bidmonkey.com. The seller may list a reserve price, which is a price below which he will not sell the merchandise. All auction listings state that there is a reserve price, but will not list what the reserve price is.

         The software of the Company has a unique feature, the maximum bid price, along with an automatic bid process. The bidder will indicate what the maximum price he will pay for the merchandise, and the software will automatically enter bids for the bidder. As an example: there is an item for sale on the auction site, and the current bid is $100. The bidder will enter a maximum bid of $1,000, and the software will enter a bid of $125. Shortly thereafter there is a bid of $500 entered on the item, and the software will then enter a bid of $525. This will continue until the item is sold, and the bidder will be notified that he either was successful or unsuccessful by e mail.

         The Company serves as listing agent and is not involved in the actual transaction of goods and money between buyer and seller. The transaction of the money and the goods are the sole responsibility of the buyer and seller.

ITEM 2. PLAN OF OPERATION

         The Internet has created a new medium for advertising, marketing and sales. The Internet has also been a medium of the bargain hunter, seeing a way to make purchases at below market prices.

         The Company has two main sources of income.

         First, the Company charges a fee to sellers of 1% of the sale price of the things sold.

         Second, the Company sells franchises to local persons that sponsor a local Bidmonkey.com page. The fee for the local person is $4,999, a royalty fee of 6% of its sales.


ITEM 3. DESCRIPTION OF PROPERTY

         None


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 3,660,000 shares of the company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of the date of this Offering Circular, owns of record, or is known by the company to own beneficially, more than five per cent of the company's common stock, and the officers and directors of the company.


                                     Shares of         Percent of
Name                              Common Stock         ownership
--------------------------------------------------------------------------------

Nazir Maherali                         800,000         22%
31550 South Fraser Way
Abbotsford, Canada

Directors and Officers                 800,000         22%
as a group

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                              Position
----                              --------

Nazir Maherali                    President, Secretary, Director

Kali Palmer                       Director


         Nazir Maherali, Mr. Maherali is the President, Secretary and a Director of the Company. From 1994 to the present he has been a Manager of Apus Capital Corporation.

         Kali Palmer, Ms Palmer is a Director. She worked for Facilicom Educational Products in Austin, Texas from 1993 to 1998 in marketing. From 1998 to the present she has been a director of the company and in the real estate business in Seattle, Washington.


ITEM 6. EXECUTIVE COMPENSATION

         There are no officers or directors that received compensation in excess of $60,000 or more during the last year.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            None

ITEM 8. LEGAL PROCEEDINGS

            None


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 38 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

       Name                       Date         Shares           Cost

Nazir Maherali                    9/99         800,000          $800.00
Dilsahald Maherali               10/99          75,000           $75.00
Mithoo Maherali                  10/99          75,000           $75.00
Chantal Gibson                   10/99          75,000           $75.00
Dale Everendon                   10/99          75,000           $75.00
Karim Virani                     10/99          75,000           $75.00
Mark Nelson                      10/99          75,000           $75.00
Barry Wilding                    11/99          75,000           $75.00
Shelley Lockhart                 10/99          75,000           $75.00
Brent Dawes                      10/99          75,000           $75.00
Tamara Clark                     10/99          75,000           $75.00
Son T Luc                        10/99          75,000           $75.00
Kent Leung                       10/99          75,000           $75.00
Kieu Chung                       10/99          75,000           $75.00
George Sainas                    10/99          75,000           $75.00
Kelly Brantner                   10/99          75,000           $75.00
Dave Tsui                        10/99          75,000           $75.00
Eileen Hayward                   10/99         100,000          $100.00
John P. Bullen                   10/99         100,000          $100.00
Demerka Ward                     11/99          75,000           $75.00
David Ginn                       11/99          75,000           $75.00
Sean Trotter                     10/99          75,000           $75.00
Chris Wong                       10/99          75,000           $75.00
Trevor Morris                    10/99          75,000           $75.00
Gerald Redman                    10/99          75,000           $75.00
Mary Doquiation                  10/99          75,000           $75.00
Elaine Luc                       10/99          75,000           $75.00
Brent Wilde                      10/99          75,000           $75.00
Mark Bailey                      10/99          75,000           $75.00
Lena Loui                        11/99          50,000           $50.00
Renee Grue                       11/99          50,000           $50.00
Tyler Cox                        11/99          50,000           $50.00
Joanne Loui                      10/99          50,000           $50.00
Nicola Hayward                   10/99         100,000          $100.00
Kelly Bellman                    11/99          50,000           $50.00
Glen McNaughton                  11/99          50,000           $50,00
Donna Loui                       11/99         150,000          $150.00
Paul Hayward                     11/99         160,000       $16,000.00

         All sales were pursuant to a Private Placement Memorandum. All sales were to persons who live outside the United States. There was no underwriter on the sales of any of the securities, and no commissions were paid.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

         The company has authorized 80,000,000 shares of common stock, $.0001 par value, and 20,000,000 preferred stock, $.0001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares have not been designated any preferences.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                                   SIGNATURES



            In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 2/24/00                      24 Hour Auction, Inc.



                                   /s/ Nazir Maherali
                                   ---------------------------------------------
                                   Nazir Maherali, President, Secretary Director


                                   /s/ Kali Palmer
                                   ---------------------------------------------
                                   Kali Palmer, Director

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS




                                NOVEMBER 30, 1999










                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                            SEAFIRST FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT                                               1

FINANCIAL STATEMENTS

         Consolidated Balance Sheet                                        2

         Consolidated Statement of Operations                              3

         Consolidated Statement of Stockholders' Equity                    4

         Consolidated Statement of Cash Flows                              5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                             6

Board of Directors
24 HR Auction Inc.
2009 Iron St
Bellingham, WA

                          Independent Auditor's Report

We have audited the accompanying consolidated balance sheet of 24 HR Auction Inc. (a development stage company) as of November 30, 1999 and the related consolidated statements of operations, cash flows, and stockholder's equity for the period from September 21, 1999 (inception) through November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 24 HR Auction Inc. as of November 30, 1999, and the results of its operations and its cash flows for the period from September 21, 1999 (inception) to November 30, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception and has no revenues. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, Washington
December 30, 1999

                               24 HR AUCTION INC.
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEET

                                                                     November 30,
                                                                         1999
                                                                     ------------
ASSETS

        CURRENT ASSETS
               Cash                                                  $     19,426
                                                                     ------------
                      TOTAL CURRENT ASSETS                                 19,426
                                                                     ------------


               TOTAL ASSETS                                          $     19,426
                                                                     ============

LIABILITIES & STOCKHOLDERS' EQUITY


        CURRENT LIABILITIES
               Accrued payable                                                500
                                                                     ------------
        TOTAL LIABILITIES                                            $        500
                                                                     ------------

        COMMITMENTS AND CONTINGENCIES                                          --
                                                                     ------------

        STOCKHOLDERS' EQUITY
               Preferred stock, 20,000,000 shares authorized,
                      $.0001 par value; 0 shares issued                        --
               Common stock, 80,000,000 shares authorized,
                      $.0001 par value; 3,660,000 shares
                      issued and outstanding                                  366
               Additional paid-in capital                                  19,134
               Accumulated deficit                                           (574)
                                                                     ------------
               TOTAL STOCKHOLDERS' EQUITY                                  18,926
                                                                     ------------

               TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $     19,426
                                                                     ============


   The accompanying notes are an integral part of these financial statements.

                               24 HR AUCTION INC.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                    September 21, 1999
                                                                        (Inception)
                                                                         Through
                                                                    November 30, 1999
                                                                    -----------------
REVENUES                                                            $             --
                                                                    ----------------

TOTAL OPERATING EXPENSES                                                         574
                                                                    ----------------

NET LOSS                                                            $           (574)
                                                                    ================


        Basic and diluted net loss
               per common share                                     $            NIL
                                                                    ================

        Weighted average number of
               common stock shares outstanding                             3,660,000
                                                                    ================


   The accompanying notes are an integral part of these financial statements.

                               24 HR AUCTION INC.
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                            Common Stock
                                                    ---------------------------    Additional                        Total
                                                        Number                      Paid-in       Accumulated    Stockholders'
                                                      of Shares       Amount        Capital         Deficit          Equity
                                                    ------------   ------------   ------------   ------------    ------------
Issuance of common stock in September 1999:
        for cash at an average of $.005 per share      3,660,000   $        366   $     19,134   $         --    $     19,500


Loss for period ending, November 30, 1999                     --             --             --           (574)           (574)
                                                    ------------   ------------   ------------   ------------    ------------
        Balance at November 30, 1999                   3,660,000   $        366   $     19,134   $       (574)   $     18,926
                                                    ============   ============   ============   ============    ============


   The accompanying notes are an integral part of these financial statements.

                               24 HR AUCTION INC.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                     September 21, 1999
                                                                         (Inception)
                                                                           Through
                                                                      November 30, 1999
                                                                      -----------------
Cash flows from operating activities:
        Net loss                                                      $           (574)
        Increase in accrued payable                                                500
                                                                      ----------------
        Net cash used in operating activities                                      (74)
                                                                      ----------------

Cash flows from investing activities:                                               --
                                                                      ----------------

Cash flows from financing activities:
        Issuance of stock                                                       19,500
                                                                      ----------------

        Net cash provided by financing activities                               19,500
                                                                      ----------------

Net increase in cash                                                            19,426


Cash, beginning of period                                                           --
                                                                      ----------------

Cash, end of period                                                   $         19,426
                                                                      ================

SUPPLEMENTAL DISCLOSURES:
        Cash paid for interest and income taxes:
               Interest                                               $             --
                                                                      ================
               Income taxes                                           $             --
                                                                      ================


   The accompanying notes are an integral part of these financial statements.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
                                NOVEMBER 30, 1999


NOTE 1--ORGANIZATION AND DESCRIPTION OF BUSINESS

24 Hour Auction Inc. (herein after "the Company"), was incorporated in September, 1999 under the laws of the State of Delaware primarily for the purpose of auctioning goods and services via the Internet. As of November 30, 1999, the Company's principal office is located Bellingham, Washington. In November 1999, the Company formed its subsidiary, Bidmonkey.com. Bidmonkey.com is expected to auction goods and services that are geographically targeted.

24 Hour Auction, Inc. and Bidmonkey.com were in the development stage and at November 30, 1999 had not realized any significant revenues from its planned operations.

The Company serves as a holding company for its subsidiary's operations. References herein to the Company include the Company and it subsidiary, unless the context otherwise requires.

The Company's fiscal year end is August 31.


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of 24 HR Auction Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Development Stage Activities

The Company has been in the development stage since its formation on September 21, 1999. It is primarily engaged in auctioning goods and services.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
                                NOVEMBER 30, 1999


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has generated no revenues since inception. The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management has established plans designed to increase the sales of the Company's products and services. Management intends to seek new capital from new equity securities issuances that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Basic and Diluted Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted net loss per share is the same as basic net loss per share as there are no common stock equivalents to be included in the calculation.

Income Taxes

No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
                                NOVEMBER 30, 1999


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Year 2000

The Company, like other firms, could be adversely affected if the computer systems used by it, its suppliers or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment.

At this time, because of the complexities involved in the issue, management cannot provide absolute assurances that the Year 2000 issue will not have an impact on the Company's operations.

The Company has not purchased any software or hardware. When the Company does purchase software and hardware it will determine at that time if there could be any adverse effects to the Company's operations regarding Year 2000 issues. Management also believes that Year 2000 issues should not adversely affect the ability of its clients and customers to conduct business with the Company. Any costs associated with Year 2000 compliance will be expensed when incurred.


NOTE 3--PROPERTY AND EQUIPMENT

At November 30, 1999 the Company does not own any property or equipment. When the Company does acquire property and equipment it expects to implement a policy to determine impairment by comparing the undiscounted future cash flows estimated to be generated by those assets to their respective caring amounts.


NOTE 4--OPERATING LEASE

The Company is the lessor of office space and computers under an operating lease for $250 a month expiring in September 2000. The space and computers are leased from a related party. Lease expense for the year ending August 30, 2000 will be $2,000.


NOTE 5--COMMON STOCK

Upon incorporation, the Company authorized the issuance of 20,000,000 shares of preferred stock at a par value of $0.0001 per share, of which there are no shares outstanding.

Upon incorporation, the Company authorized the issuance of 80,000,000 shares of common stock at a par value of $0.0001 per share, of which 3,660,000 shares are outstanding under Regulation D, Rule 504. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders, but have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared by the Board of Directors in its discretion, from funds legally available. The Company has not authorized any convertible stock, warrants or options as of November 30, 1999.